April 5, 2005

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Satellite Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Satellite Public Company Limited (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SSA-CP 019/2005**

  Subject: Report on the results of the exercise of warrants (ESOP Grant I & II) in March 2005

  Date: April 5, 2005

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
April 5, 2005

SSA-CP 019/2005

April 5, 2005

Subject: Report on the results of the exercise of warrants (ESOP Grant I & II) in March 2005

To: The President
The Stock Exchange of Thailand

Shin Satellite Public Company Limited (the "Company") issued and offered warrants to purchase the Company's ordinary shares ("Warrants") to directors and employees of the Company. The details of Warrants now are as follows;

The details of ESOP	ESOP Grant I	ESOP Grant II
Issued amount	8,000,000 units	4,400,100 units
Issued dated	March 27, 2002	May 30, 2003
Exercise price	13.375 Baht per share	6.42 Baht per share
Exercise ratio	1 warrant per 2 ordinary shares	
Maturity of warrants	5 years from the first date of the issuance and offering of warrant	

The Company would like to report the results of the exercise of warrant to purchase the Company's ordinary shares to directors and employees of the Company (ESOP Grant I & II) in March 2005, as follows;

The details	ESOP Grant I	ESOP Grant II
The number of exercised warrants in this month	-	-
The number of unexercised warrant	7,559,700 units	3,609,400 units
The number of ordinary shares derived from this exercise	-	-
The number of remaining ordinary shares reserved for warrants	15,119,400 shares	7,218,800 shares

Summary Translation Letter
To the Stock Exchange of Thailand
March 24, 2005

SSA-CP 034/2005

March 24, 2005

Subject: Notification of the Resolutions of the Board of Directors' Meeting No. 3/2005.

To: The President
The Stock Exchange of Thailand

The Board of Directors Meeting No. 3/2005 of Shin Satellite Public Company Limited (the "Company") held on March 24, 2005 at the Thaicom 3 room, 1st floor, Thaicom Station , Ratanathibet Road, Nonthaburi, has resolved as follows:

1. Approved the Minutes of the Board of Directors' Meeting No. 2/2005 held on February 17, 2005;

2. Approved the Company's corporate governance policy for 2005 to be in line with the international's best practices;

3. Certified the correctness of information to be disclosed in the Company's filing for 2004 (Form 56-1).

4. Approved the Company's Policy on Related Transaction.